UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026

Commission File Number: 001-41730
Corporación Inmobiliaria Vesta, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)
Paseo de los Tamarindos No. 90,
Torre II, Piso 28, Col. Bosques de las
Lomas
Cuajimalpa, C.P. 05120
Mexico City
United Mexican States
+52 (55) 5950-0070
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated April 23 ,2026 – Vesta Q1 2026 Earnings Results
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2026 and for the three-month period ended March 31, 2026 and 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer
Date: April 23, 2026